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FEB 27 2007
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07002649

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-09678~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts Incorporated**

OFFICIAL USE ONLY
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

3 Radnor Corporate Center, Suite 220
(No. and Street)

Radnor	**PA**	**19087-4573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Paolillo 610 - 995 - 1510
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center , 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Cogan , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Analysts Incorporated , as

of February 14 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
RACHELLE D LEWIS
Notary Public
RANDOR TWP. DELAWARE COUNTY
My Commission Expires Oct 17, 2009

Signature

President

Title

Notary Public

Sworn to and subscribed before me this 14th day of February 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2006

Contents

Statement of Financial Condition

Capital Analysts Incorporated

December 31, 2006 with Report of Independent Auditors



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly-owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2007

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 4,458,733
Commissions and concessions receivable	1,137,894
Accounts receivable, general	226,149
Due from clearing firm	733,192
Furniture and fixtures (net of accumulated depreciation of $48,664)	136,834
Computer hardware (net of accumulated depreciation of $80,193)	54,901
Computer software (net of accumulated depreciation of $85,874)	897,291
Deferred income tax asset	313,005
Deposit with clearing broker	10,000
Fixed maturity security on deposit with clearing broker (cost of $59,625)	59,188
Prepaid expenses	86,668
Investments held under deferred compensation plan, at market	1,423,002
Total assets	$ 9,536,857
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions and concessions payable	$ 2,385,490
Accrued expenses and other payables	594,260
Payable to affiliate	185,005
Deferred compensation plan liability	1,423,002
Total liabilities	4,587,757
Stockholder's equity:	
Common stock, $50 par value, 1,000 shares authorized; 500 shares issued and outstanding	25,000
Additional paid-in capital	5,214,157
Accumulated deficit	(290,057)
Total stockholder's equity	4,949,100
Total liabilities and stockholder's equity	$ 9,536,857

See accompanying notes.

Capital Analysts Incorporated

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company), a wholly-owned subsidiary of Columbus Life Insurance Company (the Parent), which is wholly owned by Western and Southern Life Insurance Company (WSLIC). The Company is a licensed broker-dealer in all states and a registered investment advisor in 50 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Income Recognition

The Company reports security transactions, commission revenues and related expenses on a trade-date basis in accordance with accounting principles generally accepted in the United States. Limited commission revenues and related expenses on asset transfers are recorded on a settlement date basis.

Income Taxes

The Company is included in the consolidated federal income tax returns with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from any losses of the Company is recognized to the extent that they are available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The amount of deferred income tax assets recorded at December 31, 2006 is $473,561. These deferred income tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6. There was no significant difference between the Company's effective tax rate and the statutory corporate tax rate of 35%. The Company paid $865,727 for federal income taxes in the current year. The amount of taxes currently payable to WSLIC as of December 31, 2006 was $226,605

Investments

All investments are stated at market value with the change in unrealized gains or losses recognized through the statement of income. Market value is generally based on published market prices or other relevant factors.

Capitalization of Assets

Furniture and fixtures, computer hardware, and computer software are stated at cost, less accumulated depreciation computed on a straight-line basis. Furniture and fixtures are depreciated over seven years. Computer hardware is depreciated over five years. Computer software is depreciated over periods ranging from three to five years. Computer software includes capitalized internally developed software costs that are expenditures related to the development of a new back-office commissions system for the Company. As working components of the system are moved into production, they are depreciated. For the year ended December 31, 2006, the Company recorded $70,433 of depreciation on components of the internally developed software currently in use. As of December 31, 2006, the amount of internally developed software costs which have not yet begun to be depreciated is $553,615.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2006, the Company had deposited funds of $10,000 with an unrelated broker-dealer. These funds earn interest at the average overnight repurchase agreement rate (5.20% as of December 31, 2006).

The Company has deposited a U.S. Treasury Note with an unrelated broker-dealer. This security matures in 2008.

4. Related Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. The Company incurred $87,877 in 2006 for these services provided by WSLIC, which is included in selling, general, and administrative expenses. Additionally, during the regular course of business, the Company transacts business with certain affiliated companies by earning commission and concession revenue, and paying commissions and concession expenses. The affiliated companies with whom the Company transacts such business include Columbus Life Insurance Company, Integrity Insurance Company, Touchstone Funds, and Todd Investment Advisors.

5. Pension Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company were $17,150 for the year ended December 31, 2006.

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company were $142,686 for the year ended December 31, 2006.

6. Deferred Compensation Plan

The Company sponsors a deferred compensation plan for certain producers. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants and are recorded in the Company's statement of financial condition at fair value, with changes in value being recognized by the Company in other income. Changes in the Company's liability, which are stated at contributions to date plus accumulated investment gains or losses are recognized by the Company in selling, general, and administrative expenses.

7. Leases

The Company leases office space under an operating lease from an unrelated party. At December 31, 2006, future minimum lease commitments under this noncancelable operating lease is as follows:

Year Ending December 31:	
2007	420,181
2008	428,806
2009	109,586
Total	$ 958,573

Rental expense for the year ended December 31, 2006 was $372,952.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2006, the Company's net capital, as defined, was $2,858,128 which was $2,608,128 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.30 to 1.

9. Contingencies

The Company is involved in various legal and regulatory matters. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

END